ROSA A. TESTANI
212/872.8115/fax: 212.872.1002
rtestani@akingump.com

July 29, 2011

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	EVERTEC, Inc.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-173504)

Dear Ladies/Gentlemen:

On behalf of EVERTEC, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 2 to a Registration Statement on Form S-4 (the “Amendment No. 2”), covering $220,000,000 aggregate principal amount of 11% Senior Notes due 2018 (“Senior Notes”) which will be offered by the Company in exchange for a like principal amount of its outstanding 11% Senior Notes due 2018 which were issued in a private offering under Rule 144A and Regulation S. The Amendment No. 2 has been marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-4 that was filed on July 27, 2011.

If any questions should arise in the course of your review of the enclosed, please call me at (212) 872-8115.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc: Luisa Wert Serrano